UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                            PS BUSINESS PARKS, INC.
                                (Name of Issuer)

                                Series A Common
                         (Title of Class of Securities)

                                    693609109
                                 (CUSIP Number)

Gideon King, Loeb Partners Corp., 61 Broadway, New York, NY 10006 (212)483-7023
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                 Feb. 29, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No 693609109                              Page 2 of 5 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Partners Corporation - I.D. #13-3114801

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF    7  SOLE VOTING POWER
SHARES             3,085 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           1,713 Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          3,085 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               1,713 Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,798 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .90%

14 TYPE OF REPORTING PERSON*
       CO  BD IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No 693609109                              Page 3 of 5 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Arbitrage Fund - I.D. #13-3269989

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

NUMBER OF    7  SOLE VOTING POWER
SHARES             32,816 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           ---
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          32,816 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               ---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,816 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.1%

14 TYPE OF REPORTING PERSON*
       PN  BD

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1. SECURITY AND ISSUER

         No change.


 ITEM 2. IDENTITY AND BACKGROUND.

         No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) The persons reporting hereby own the following shares of Class A Stock as of March 12, 1996:
                                       Shares of
                                      CLASS A STOCK

Loeb Arbitrage Fund                    32,816
Loeb Partners Corporation               4,798*
                                       37,614

                  This constitutes 7% of the 534,159 shares of Class A Stock reported as outstanding by the Issuer.


     -----------

     *Including 1,347 and 950 shares, respectively, held for the accounts of two customers of Loeb Partners Corporation, as to which it has investment discretion.

                  (b)  See paragraph (a) above.

                  (c) The following purchases of Class A common stock have been made between February 29, 1996 and March 12, 1996 by the persons named below:

                                  PURCHASES OF CLASS A STOCK
HOLDER                              DATE             SHARES     AVERAGE PRICE

Loeb Arbitrage Fund                 3/01/96           100       $19.52
                                    3/04/96         2,626        19.56
                                    3/05/96         1,032        19.52
                                    3/06/96           744        19.52
                                    3/07/96         1,128        19.52
                                    3/12/96           575        19.27


HOLDER                              DATE          SHARES       AVERAGE PRICE

Loeb Partners Corporation*          3/04/96          75         $19.59
                                    3/05/96          68          19.53
                                    3/06/96          56          19.53
                                    3/07/96          72          19.53
                                    3/12/96          25          19.27

----------
*Including transactions for the accounts of two customers of Loeb Partners
  Corporation as to which it has investment discretion.

                  All the reported transactions were effected on the American Stock Exchange.

                  (d) and (e). Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  No change.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  No change.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true and correct.



March 14, 1996                                 Loeb Arbitrage Fund
                                            By:Loeb Arbitrage Management, Inc.


                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee, President

March 14, 1996                                 Loeb Partners Corporation

                                          By:  /s/ Arthur E. Lee
                                                   Arthur E. Lee
                                              Executive Vice President